Exhibit 4.6
EXECUTION VERSION

SUPPLEMENTAL INDENTURE

THIS SUPPLEMENTAL INDENTURE, dated as of November 6, 2018, among Encore Capital Group, Inc. (the “Company”), Midland Credit Management, Inc. (the “Guarantor”) and Union Bank, N.A., as trustee (the “Trustee”), amends that certain Indenture (the “Indenture”), dated March 11, 2014, among the Company, the Guarantor and the Trustee relating to the Company’s 2.875% Convertible Senior Notes due 2021 and the related guarantees of the Guarantor with respect thereto. Capitalized terms used in this Supplemental Indenture without definition have the respective meanings given to them in the Indenture.

WHEREAS, subject to the other terms of Section 10.01 of the Indenture, the Company, the Guarantor and the Trustee are authorized to enter into an indenture supplemental to the Indenture (1) pursuant to Section 10.01(a) of the Indenture for the purpose of curing any ambiguity, omission, defect or inconsistency in the Indenture (including the Guarantee); and (2) pursuant to Section 10.01(k) of the Indenture for the purpose of conforming the provisions of the Indenture (including the Guarantee), or the Notes, to the “Description of Notes” in the Original Offering Memorandum, to the extent such provision in the “Description of Notes” was intended to be a verbatim recitation of a provision of the Indenture or the Guarantee; and

WHEREAS, the Company and the Guarantor desire to amend the definition of “Daily Settlement Amount” in Section 1.01 of the Indenture to conform the same to the definition thereof contained in the “Description of Notes” section of the Original Offering Memorandum.

NOW, THEREFORE, the parties hereto agree as follows:

Section 1. Amendment to the Indenture. The definition of “Daily Settlement Amount” in Section 1.01 of the Indenture is amended in its entirety to read as follows:

The “Daily Settlement Amount,” for each of the 50 consecutive Trading Days during the Observation Period, will consist of: (a) cash equal to the lesser of (i) the Daily Measurement Value; and (ii) the Daily Conversion Value; and (b) to the extent the Daily Conversion Value exceeds the Daily Measurement Value, a number of shares of Common Stock equal to (1) the difference between the Daily Conversion Value and the Daily Measurement Value, divided by (2) the Daily VWAP for such Trading Day.

Section 2. Miscellaneous. Sections 7.03, 12.01 16.04, 16.08, 16.09, 16.11 and 16.12 of the Indenture will apply to this Supplemental Indenture with the same force and effect as if the same were reproduced herein, mutatis mutandis.

Section 3. Interpretation. This Supplemental Indenture is an amendment supplemental to the Indenture, and the Indenture and all subsequent supplements or amendments thereto, including this Supplemental Indenture, will be read together.

[Remainder of Page Intentionally Left Blank; Signature Page Follows]

IN WITNESS WHEREOF, the parties to this Supplemental Indenture have caused this Supplemental Indenture to be duly executed as of the date first written above.

ENCORE CAPITAL GROUP, INC.

By:    /s/ Jonathan Clark

Name:	Jonathan Clark

Title:	Executive Vice President, Chief Financial Officer, and Treasurer

MIDLAND CREDIT MANAGEMENT, INC.

By:    /s/ Jonathan Clark

Name:	Jonathan Clark

Title:	Executive Vice President, Chief Financial Officer, and Treasurer

MUFG UNION BANK, N.A.

By:    /s/ Melonee Young

Name:	Melonee Young

Title:	Vice President

[Signature Page to Supplemental Indenture Relating to 2.875% Convertible Senior Notes due 2021]